Filed by Yamana Gold Inc.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Viceroy Exploration Ltd.
Commission File Number: 001-32896
Date: August 17, 2006

NEWS RELEASE
Yamana to Acquire Viceroy Solidifying its Position as Leading Intermediate Gold Producer
Toronto, Ontario, August 16, 2006 – Yamana Gold Inc. (Yamana) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) and Viceroy Exploration Ltd. (Viceroy) (TSX: VYE; AMEX:XVE) today announced that Yamana has agreed to make a take-over bid to acquire all of the outstanding common shares of Viceroy in exchange for Yamana common shares. Yamana has agreed to offer Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share held. Based on today’s respective TSX closing prices of C$11.20 for Yamana and C$8.65 for Viceroy, the transaction value is C$10.86 per Viceroy common share, representing a premium of 25.5%. Based on the 20-Day volume-weighted average of Yamana’s share price, the transaction value is C$11.19 per Viceroy common share, representing a premium of 27.0% over the 20-Day volume-weighted average price of Viceroy’s common shares. Yamana and Viceroy have entered into a support agreement pursuant to which the Board of Directors of Viceroy have unanimously supported the transaction and recommend that shareholders tender their shares to the bid.
The successful completion of the transaction results in Yamana adding a new advanced stage project in a highly prospective exploration district, further solidifying Yamana’s position as a leading intermediate gold producer. Viceroy’s principal asset is the advanced exploration-stage Gualcamayo gold project in San Juan province, Argentina. Yamana, following this transaction, will have the following profile:
•	Projected annualized production of one million ounces by 2008 up from estimated gold production of approximately 600,000 ounces in 2007 (not including Yamana’s other development stage projects)

•	Total measured and indicated resources of approximately 11.8 million ounces of gold plus inferred resources of approximately 6.9 million ounces before accounting for the Gualcamayo resource update expected to be completed by the end of August

•	Proven and probable gold reserves of approximately 7.2 million ounces (included in above measured and indicated resource). This does not include potential mineral reserves at Gualcamayo which are still subject to a planned feasibility study

•	Proven and probable copper reserves of approximately 2.3 billion pounds

•	One of the largest Brazilian exploration land holdings with a significant presence in three major gold belts

•	Addition of the Gualcamayo exploration district in Argentina along with other assets held by Viceroy.
Viceroy is also pleased to announce the assay results from hole number QD-321, which is stepped out over 50 meters to the northwest of hole number QD-309. It returned 118 meters at a weighted-average grade of 2.4 g/t, including 92 meters at 2.6 g/t. Hole number QD-309 had previously returned 129.7 meters of a grade of 2.62 g/t, including 100 meters of 3.23 g/t (See Viceroy release 2006.15 of July 11, 2006). Hole number QD-322 which is stepped out over 50 meters to the southeast of QD-309 is currently in progress. The results from QD-321 corroborate the view that there could be a significant down dip extension of the QDD structure, which is still open along strike.
The transaction provides the following anticipated benefits to Yamana and Viceroy shareholders:
•	Adds an advanced stage project with a growing resource base

•	Adds long term gold production and potential from Gualcamayo which is expected to contribute to Yamana’s production goal of one million ounces by 2008

•	Increases operational strength and management depth through the addition of Viceroy’s team

•	Leverages Yamana’s mine building expertise derived from constructing the São Francisco and Chapada mines

•	Utilizes Yamana’s available cash and significant cash flow and lower-cost Brazilian capital cost structure to develop Gualcamayo

•	Further enhances both companies’ long-term exploration potential

•	Solidifies Yamana’s positioning among the top intermediate global gold producers

•	Broadens shareholder base and increases share trading liquidity

•	Adds projects, currency and country diversification
Yamana believes that a positive feasibility study at Gualcamayo could result in the definition of mineral reserves in the range of two million ounces based on its assessment of the mineral resources and that Gualcamayo could produce 160,000 ounces annually.
This transaction allows Viceroy shareholders to continue to participate in the development of Gualcamayo without facing the risks normally associated with a single-project company. Furthermore, Viceroy shareholders benefit from the exploration and development upside of Yamana’s properties in three major Brazilian gold belts and significant cash flow from its operations.
Delivered on Promises – Extending Our Vision
Peter Marrone, President and Chief Executive Officer of Yamana, said, “In our strategic vision which we developed in late 2005, our goal was to produce one million ounces of gold by 2008. With this acquisition, we will have the assets in place to allow us to meet that goal. The purchase of Viceroy adds another large-scale, long-life project to Yamana’s existing assets. We expect the planned feasibility study to confirm our expectation of mineral reserves and production levels at Gualcamayo. Yamana’s mine building team is near completion of the Chapada mine and has already successfully commissioned the São Francisco mine. The resulting in-house expertise and lower-cost structure in Brazil will add significant value to the Gualcamayo project. Further, the similarities in proposed mining methods at Gualcamayo and those employed by Yamana should allow for a smooth start-up and operation following completion of a feasibility study and development of Gualcamayo. The addition of Viceroy’s operating management to Yamana will enhance the depth of Yamana’s team and help facilitate the successful development of Yamana’s future projects such as C1 Santa Luz, São Vicente and Ernesto. This transaction solidifies Yamana’s standing among the top tier of intermediate-size global gold producers.”
Patrick Downey, President and Chief Executive Officer of Viceroy, said, “This transaction helps Viceroy achieve its corporate objectives of building Gualcamayo while maintaining significant leverage to the project’s future and other prospective exploration projects, and at the same time achieving an immediate premium along with further valuation upside in Yamana’s shares. Yamana’s team has demonstrated success in integrating management teams and providing significant value appreciation from its previous acquisitions. Viceroy shareholders will continue to have significant upside from Gualcamayo, while participating in the operational and exploration valuation upside from Yamana with reduced risk from the diversification of assets. We are confident that we will continue to benefit from Yamana’s shares as they are one of the most attractively valued global intermediate gold producers.”
Summary of the Transaction
The acquisition of Viceroy will be completed by way of a take-over bid whereby Yamana will offer to acquire each outstanding Viceroy common share in exchange for 0.97 of a Yamana common share. In the event that Yamana acquires 100% of the outstanding shares of Viceroy, the combined company will be held approximately 85% by existing Yamana shareholders and 15% by existing Viceroy shareholders. The total number of Yamana common shares outstanding will be approximately 344.4 million, on a pro forma basis. The transaction values Viceroy at approximately US$515 million on a non-diluted basis.
The acquisition has the unanimous approval of the Boards of Directors of Yamana and Viceroy. The Board of Directors of Viceroy, having received the unanimous recommendation of a Special Committee of Directors, is recommending that holders of Viceroy common shares tender their shares to the Yamana offer. Each of Canaccord Adams and Genuity Capital Markets have provided an opinion to the Special Committee of the Board of Directors of Viceroy that the consideration to be offered to Viceroy shareholders pursuant to the offer is fair, from a financial point of view, to the holders of common shares of Viceroy other than Yamana.
Management and Directors of Viceroy have entered into lock up agreements with Yamana under which they have agreed to tender 3.2 million voting shares representing a 6% interest in Viceroy.
Patrick Downey will join the management of the combined company in the role of Executive Vice President, Operations with the primary responsibility of developing Gualcamayo. Viceroy’s team in Argentina will be joining Yamana.

Commenting on management, Peter Marrone said, “Yamana and Viceroy have been involved in strategic discussions for some time and in that time, it has become very apparent that not only do Viceroy and Yamana share a common strategic outlook, but we espouse a common vision for our shareholders.”
Full details of the offer will be included in the formal offer and take-over circular to be filed with the regulatory authorities and mailed to Viceroy shareholders in accordance with applicable securities laws. The offer will remain open for 35 days following the mailing date and will be subject to certain conditions relating to receipt of requisite regulatory approvals, the absence of any material changes and acceptance of the offer by Viceroy shareholders owning not less than two-thirds of the Viceroy common shares on a fully-diluted basis. A resource estimate will be made available around the time of mailing of the circular.
If the support agreement is terminated in certain circumstances, Viceroy has agreed to pay Yamana a termination fee of 3.25% of Viceroy’s market capitalization on a fully diluted basis.
Yamana’s financial advisor is National Bank Financial Inc. and its legal advisors are Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP. Canaccord Adams and Genuity Capital Markets acted as financial advisors to the Special Committee of the Board of Directors of Viceroy. Viceroy’s legal advisors are DuMoulin Black LLP and Blake, Cassels, & Graydon LLP.
About Yamana
Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.
About Viceroy Exploration Ltd.
Viceroy Exploration Ltd. is a Canadian-based junior exploration company focused on the exploration and development of its advanced-stage, 100%-owned Gualcamayo project, located in San Juan Province, Argentina, South America.
Quality Control
Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Conference Call
A conference call is scheduled for Thursday, August 17, 2006 at 10:00 a.m. Eastern time.

Call-in numbers:	Local and international:	416-644-3425
	North American toll-free:	866-250-4877
A replay of this conference call will be available from Thursday, August 17, 2006 12:00 p.m. ET until Thursday September 24, 2006 11:59 p.m. ET.

Replay numbers:	Local and international:	416-640-1917	Passcode: 21200311#
	North American toll-free:	877-289-8525	Passcode: 21200311#
A presentation providing further information on these transactions and on the business combination will also be available on Yamana’s and Viceroy’s web sites at www.yamana.com and www.viceroyexploration.com, respectively.
Forward Looking Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and Viceroy. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s and Viceroy’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and Viceroy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and Viceroy not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/Viceroy transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations;

actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and Viceroy filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s and Viceroy’s Annual Reports or Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and Viceroy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor Viceroy undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of Yamana, Viceroy and Desert Sun Mining Corp., each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of Yamana and Viceroy since January 1, 2006 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Yamana and Viceroy.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
A table summarizing the reserves and resources for each of Viceroy’s and Yamana’s projects is provided as follows:

Resources Summary	Measured		Indicated		Measured & Indicated			Inferred
	tonnes	grade	tonnes	grade	tonnes	grade	ounces	tonnes	grade	ounces
	(000s)	(g/t)	(000s)	(g/t)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Fazenda Brasileiro — UG (1)	1,158	3.140	2,722	2.990	3,880	3.030	378.1	780	4.280	107.4
Fazenda Brasileiro — OP (1)	249	2.420	937	1.550	1,185	1.730	66.1
Fazenda Nova (1)			4,226	0.840	4,226	0.840	114.2	95	0.500	1.5
Sao Francisco (1)	24,398	0.600	55,574	0.660	79,971	0.640	1,651.5	60,495	0.450	879.1
Chapada (1)	25,200	0.300	396,200	0.220	421,400	0.220	3,045.5	250,870	0.150	1,226.0
Jacobina Project (3)	3,400	2.680	24,500	2.560	27,900	2.570	2,311.0	33,600	2.800	3,029.0
San Andres (2)			38,975	0.780	38,975	0.780	978.9	29,700	0.650	625.0
Sao Vicente (1)	20,786	0.580	16,228	0.520	37,015	0.560	660.5	5,658	0.610	111.0
C1 Santa Luz (1)			18,400	1.660	18,400	1.660	982.4	2,013	3.090	199.7
Ernesto (1)	160	5.260	682	5.230	842	5.240	141.8	483	4.600	71.4
Viceroy (4)	4,698	1.187	34,496	1.127	39,195	1.136	1,428.0	14,232	1.339	610.0

							11,758.0			6,860.1

	tonnes	grade	tonnes	grade	tonnes	grade	lbs.	tonnes	grade	lbs.
Copper	(000s)	(%)	(000s)	(%)	(000s)	(%)	(000s)	(000s)	(%)	(000s)

Chapada	25,200	0.34%	396,200	0.30%	421,400	0.30%	2,809.3	250,870	0.25%	1,393.7

Reserves Summary	Proven		Probable		Proven & Probable

	tonnes	grade	tonnes	grade	tonnes	grade	ounces
	(000s)	(g/t)	(000s)	(g/t)	(000s)	(g/t)	(000s)

Fazenda Brasileiro — UG (1)	1,100	3.100	969	2.490	2,069	2.817	187.4
Fazenda Brasileiro — OP (1)	249	2.420			249	2.420	19.3
Fazenda Nova (1)			3,330	0.862	3,330	0.862	92.3
Sao Francisco (1)	20,121	0.610	43,885	0.680	64,006	0.660	1,362.4
Chapada (1)	18,379	0.330	292,135	0.250	310,514	0.260	2,547.5
Jacobina Project (3)	3,065	2.208	18,517	2.173	21,580	2.180	1,510.0
San Andres (2)			17,339	0.860	17,339	0.860	477.1
Sao Vicente (1)	15,207	0.630	8,678	0.570	23,885	0.610	470.0
C1 Santa Luz (1)			9,200	1.880	9,200	1.880	556.0

							7,222.0

	tonnes	grade	tonnes	grade	tonnes	grade	lbs.
Copper	(000s)	(%)	(000s)	(%)	(000s)	(%)	(000s)

Chapada	18,379	0.42%	292,135	0.34%	310,514	0.34%	2,349.7

(1)	As of December 31, 2005; (2) As of December 31, 2004; (3) As of December 15, 2005; (4) As of December 8, 2004
This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana or Viceroy. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Yamana plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Yamana also intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to in the foregoing information when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Yamana with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Yamana’s website or by directing a request to Yamana.

For further information please contact:

Yamana Gold Inc.	Viceroy Exploration Ltd

Peter Marrone	Patrick Downey
President and Chief Executive Officer	President and Chief Executive Officer
+1 416 815-0220	+1 604 669-4777

Leslie Powers
Director Investor & Public Relations
+1 416 815-0220